SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Amendment #2
Under the Securities and Exchange Act of 1934
Global Defense Technology

(Name of Issuer)
Common Stock

(Title of Class of Securities)
37950B107

(CUSIP Number)
April 30, 2011

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
          This Schedule is filed pursuant to Rule 13d-1(b)
The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	37950B107

1	NAME OF REPORTING PERSON Ameriprise Financial, Inc. S.S. or I.R.S. Identification IRS No. 13-3180631 No. of Above Person

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑*

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.00%

12	TYPE OF REPORTING PERSON

CO
*This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

CUSIP No.	37950B107

1	NAME OF REPORTING PERSON Columbia Management Investment Advisers, LLC S.S. or I.R.S. Identification IRS No. 41-1533211 No. of Above Person

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑*

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Minnesota

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.00%

12	TYPE OF REPORTING PERSON

IA
*This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

1(a)	Name of Issuer:	Global Defense Technology

1(b)	Address of Issuer’s Principal	1501 Farm Credit Dr., Suite 2300
	Executive Offices:	McLean, VA 22102-5011

2(a)	Name of Person Filing:	(a) Ameriprise Financial, Inc. (“AFI”)
(b) Columbia Management Investment
Advisers, LLC (“CMIA”)

2(b)	Address of Principal Business Office:	(a) Ameriprise Financial, Inc.
145 Ameriprise Financial Center
Minneapolis, MN 55474
(b) 100 Federal St.
Boston, MA 02110

2(c)	Citizenship:	(a) Delaware
(b) Minnesota

2(d)	Title of Class of Securities:	Common Stock

2(e)	Cusip Number:	37950B107
3	Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):
(a) Ameriprise Financial, Inc.
A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)
(b) Columbia Management Investment Advisers, LLC
An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
4	Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

AFI, as the parent company of CMIA, may be deemed to beneficially own the shares reported herein by CMIA. Accordingly, the shares reported herein by AFI include those shares separately reported herein by CMIA.

Each of AFI and CMIA disclaims beneficial ownership of any shares reported on this Schedule.

5	Ownership of 5% or Less of a Class:

If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

6	Ownership of more than 5% on Behalf of Another Person: Not Applicable

7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
AFI: See Exhibit I
8	Identification and Classification of Members of the Group:
Not Applicable
9	Notice of Dissolution of Group:
Not Applicable
10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 10, 2011

Ameriprise Financial, Inc.

By:	/s/ Wade M. Voigt Name: Wade M. Voigt
Title: Director — Fund Administration

Columbia Management Investment
Advisers, LLC

By:	/s/ Amy Johnson

Name: Amy Johnson
Title: Chief Operating Officer

Contact Information
Wade M. Voigt
Director — Fund Administration
Telephone: (612) 671-5682

Exhibit Index

Exhibit I	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II	Joint Filing Agreement

Exhibit I
to
Schedule 13G
Ameriprise Financial, Inc., a Delaware Corporation, is a parent holding company. The classification and identity of the relevant subsidiaries is as follows:
Investment Adviser — Columbia Management Investment Advisers, LLC is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.

Exhibit II
to
Schedule 13G
Joint Filing Agreement
The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated May 10, 2011 in connection with their beneficial ownership of Global Defense Technology. Columbia Management Investment Advisers, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.
Ameriprise Financial, Inc.

By:	/s/ Wade M. Voigt Wade M. Voigt
Director — Fund Administration
Columbia Management Investment Advisers, LLC

By:	/s/ Amy Johnson Amy Johnson
Chief Operating Officer